SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2003.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes          No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on purchase of treasury stock through ToSTNeT-2

2.	Results of purchase of treasury stock through ToSTNeT-2

3.	Notice with reference to purchase of treasury stock

4.	Notice on the business division and integration of roofing and siding materials business

September 17, 2003

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation has reached the following decision regarding the specific method of purchase of treasury stock on-market, pursuant to Article 210 of the Commercial Code.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-2 (closing-price transaction) at 8:45 A.M. on September 18, 2003 to be executed at today’s closing price of ¥415. (No change shall be made in other trading arrangements or trading times.) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1) Type of shares to be purchased	Shares of common stock of Kubota Corporation
(2) Number of shares to be purchased	5,250,000 shares

(Notes)

i)	No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.

ii) The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on September 18, 2003.

(Reference)

1)	Details on purchase of treasury stock on market, resolved at the ordinary general meeting of shareholders held on June 26, 2003

• Type of shares to be acquired:	Shares of common stock of Kubota Corporation
• Number of shares to be acquired:	Not exceeding 50 million shares
• Amount of shares to be acquired:	Not exceeding ¥20 billion

2) Total number of shares acquired as of September 17, 2003:         0 shares

3) Total amount of shares acquired as of September 17, 2003:        ¥0

End of document

September 18, 2003

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Results of purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation made the following purchase of treasury stock today as declared yesterday (September 17, 2003).

1. Type of shares repurchased:	Shares of common stock of Kubota Corporation
2. Number of shares repurchased:	5,250,000 shares
3. Price:	¥415 (Total amount of purchase: ¥2,178,750,000)
4. Date of purchase:	September 18, 2003
5. Method of repurchase:	Purchased through ToSTNeT-2 of the Tokyo Stock Exchange (closing-price transaction)

(Reference)

Details on purchase of treasury stock, resolved at the ordinary general meeting of shareholders held on June 26, 2003

• Type of shares to be acquired:	Shares of common stock of Kubota Corporation
• Number of shares to be acquired:	Not exceeding 50 million shares
• Amount of shares to be acquired:	Not exceeding ¥20 billion

End of document

September 26, 2003

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice with reference to purchase of treasury stock

Please be advised of the following on the purchase of treasury stock pursuant to Article 210 of the Commercial Code.

1. Term for acquisition :	From August 13, 2003 to September 25, 2003
2. Total number of shares acquired :	5,250,000 shares
3. Total amount of shares acquired :	¥2,178,750,000

(Reference)

Results of purchase as of September 25, 2003

	Number of Shares	Amount of shares
What authorized on purchase of treasury stock at the ordinary general meeting of shareholders held on June 26, 2003	Not exceeding 50 million shares	Not exceeding ¥20 billion

Cumulative results of purchase from June 27, 2003	5,250,000 shares	¥2,178,750,000

Ratio	10.50%	10.89%

End of document

September 26, 2003

FOR IMMEDIATE RELEASE

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

President and Representative Director

Daisuke Hatakake

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the business division and integration

of roofing and siding materials business

Please be advised that Kubota Corporation (hereinafter “Kubota”) resolved at the board of directors’ meeting, held on September 26, 2003, that Kubota would divide and transfer its roofing and siding materials business to Matsushita Electric Works Exterior Furnishings Co., LTD. (hereinafter “Matsushita Denko Gaiso”) on December 1, 2003. Following such division and transfer, a joint business operation of roofing and siding materials with Matsushita Electric Works, Ltd. (hereinafter “Matsushita Denko”) will be established effective on December 1, 2003.

1. Objective of business division and integration

Both Kubota and Matsushita Denko will integrate their business operations of roofing and siding materials into a jointly established company. The objective of the business integration is to establish a leading company of their exterior building materials business with highly valued from customers, suppliers, and employees. This will be achieved through combining Kubota’s and Matsushita Denko’s strengths in their business resources including employees and technologies, and thereby improving efficiency and productivity, and creating new value by developments of new products and technologies.

Therefore, Kubota will divide and transfer its exterior building materials business (roofing and siding materials) to Matsushita Denko Gaiso (the succeeding company), which is a wholly owned subsidiary of Matsushita Denko. Matsushita Denko will divide and transfer its sales, and research and development operations of its exterior building materials business to Matsushita Denko Gaiso. Kubota and Matsushita Denko will hold 50% and 50% shares in Matsushita Denko Gaiso, the succeeding company, respectively.

2. Outline of business division

1) Schedule:

September 26, 2003:	Board resolution to approve business division
September 26, 2003:	Signing of business division agreement
December 1, 2003 (planned):	Date of business division and transfer
December 1, 2003 (planned):	Registration of business division and transfer

Pursuant to Article 374-22-1 of the Commercial Code, the shareholders’ approval is not required for the authorization of the business division agreement.

2) Method of business division and transfer:

(1) Method:

Kubota will divide a part of its business, and Matsushita Denko Gaiso will succeed the divided business. The succeeding company, Matsushita Denko Gaiso, will issue new shares of common stock, and allot such shares to Kubota.

(2) Reason for selecting this method:

This method was chosen because of the following reason:

The business division is a part of the process to establish a joint business operation of the roofing and siding materials between Kubota and Matsushita Denko. Therefore, this method, under which Matsushita Denko Gaiso (the succeeding company) will issue new shares of common stock, and allot such shares to Kubota, was selected.

3) Allotment of shares:

(1) Share allotment ratio:

The succeeding company will allot 840,000 new shares of common stock to Kubota. Kubota and Matsushita Denko will hold 50% and 50% shares in Matsushita Denko Gaiso, the succeeding company, respectively.

(2) Calculation method for share allotment ratio:

Kubota retained the service of Nomura Securities Co., Ltd. acting as an outside financial advisor, to calculate value of the business to be divided, applying the market value of net assets method, and the discounted cash flow method. The results of these calculations were used as a basis for deciding the share allotment ratio.

4) Cash distribution upon business division and transfer:

There will be no cash distribution.

5) Rights and obligations to be transferred (succeeded):

Assets, liabilities, rights, and obligations involved in the business will be divided and transferred.

(To be defined in the business division agreement)

6) Prospect of paying debt obligations:

Kubota believes that both Kubota and the succeeding company can pay the debt obligations to be incurred as a results of the business division and transfer.

7) Directors and Corporate Auditors of the succeeding company to be newly appointed:

(as of December 1, 2003)

Directors:	Tadahiko Kinoshita, Tateo Nakajima, Yoshiki Takemura, Megumu Hashimoto

                                   Hideo Tomiyama, Tadashi Nishimura, Takashi Komori

Corporate Auditors: Yasutomo Kita, Satoshi Yano, Masamichi Nakahiro

3. Profile of Kubota Corporation, and Matsushita Electric Works Exterior Furnishing Co., Ltd.

(non-consolidated basis)

	Kubota (company to divide a unit) (as of March 31, 2003)	Matsushita Denko Gaiso (succeeding company) (as of November 30, 2002)
Trade Name	Kubota Corporation	Matsushita Electric Works Exterior Furnishings Co., LTD.(note.1)

Principal Line of Business	Manufacture and sale of farm machinery, construction machinery, engines, pipes, pumps, environmental control plants, building materials, and related works and services of the above products.	Manufacture and sale of building materials and housing related products

Date of Incorporation	December 22, 1930	February 18, 1972

Principal Office	Naniwa-ku, Osaka-shi	Ueno-shi, Mie-ken

Representative	President Daisuke Hatakake	President Osamu Hakamada (note. 2)

Capital Stock (billion yen)	78.1	4.0

Share Issued	1,409,808,978	5,200,000 (note.3)

Shareholders’ Equity (million yen)	329,100	4,734 (note. 3)

Total Assets (million yen)	858,893	34,776

Annual Financial Closing Date	March 31	November 30

Number of Employee	12,451	1,018

Major Business Accounts	Marubeni Corp., National Federation of Agricultural Associations, Denso Corp., etc.	Matsushita Denko, etc.

Major Shareholders And Shareholdings (%)

Nippon Life Insurance Company (7.8),

Japan Trustee Services Bank, Ltd. (6.9),

Mizuho Trust and Banking Co., Ltd. (Trust a/c) (4.9),

Meiji Life Insurance Company (4.8),

The Master Trust Bank of Japan, Ltd. (3.9)

		Matsushita Denko (100.0)

Major Banks	Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation	Mie Bank, Ltd., Resona Bank, Ltd., Ashikaga bank, Ltd.

Relationships between Kubota and Matsushita Denko Gaiso	Capital: Personnel: Transactions:	None None None

Notes:

1.	Effective on December 1, 2003, the succeeding company will change its trade name from Matsushita Electric Works Exterior Furnishings Co., LTD. to Kubota Matsushitadenko Exterior Works, Ltd.
2.	As of September 26, 2003, the date of signing of the business division agreement, Mr. Yuuji Kamata is Representative of Matsushita Denko Gaiso.
3.	As a result of capital decrease and capital increase during the current fiscal year at Matsushita Denko Gaiso, its shareholders’ equity is about ¥7,000 million, and its number of share issued is 800,000 on September 26, 2003.

Financial results for the most recent three fiscal years (non-consolidated basis)

(In millions of yen, except per share amounts)

	Kubota Corporation			Matsushita Denko Gaiso
Fiscal Periods	Fiscal Year ended			Fiscal Year ended
	Mar. 2001	Mar. 2002	Mar. 2003	Nov. 2000	Nov. 2001	Nov. 2002
Net Sales	704,462	672,576	672,439	11,185	9,938	26,002
Operating Profit (Loss)	37,093	27,556	28,312	(55)	180	(1,030)
Ordinary Income (Loss)	30,736	23,967	26,750	(112)	111	(1,126)
Net Income (Loss)	(34,953)	136	(8,270)	(100)	79	(1,342)
Net Income (Loss) per Share (in yen)	(24.79)	0.09	(6.03)	(126.15)	99.46	(393.34)
Annual dividends per Share (in yen)	6.0	6.0	6.0	0	0	0
Shareholders’ Equity per Share (in yen)	297.12	267.26	244.48	(356.08)	(256.61)	910.47

4. Description of the business to be divided from Kubota (non-consolidated basis)

1) Business to be divided:

Roofing and siding materials business including manufacture, sales, and R&D

(Businesses of septic tanks, and photovoltaic shingles are not included)

2) Operating results of the business to be divided for the year ended March 2003:

Net sales of the business to be divided (a): 40,962million yen

Net sales of Kubota (b): 672,439million yen

Ratio (a/b): 6.09%

3) Assets and liabilities of the business to be divided (As of March 31, 2003):

Assets (book value): 12,620million yen

Liabilities (book value): 8,620million yen

5. Status of Kubota after the business division

1) Trade name : Kubota Corporation

2) Principal line of business :

Manufacture and sale of farm machinery, construction machinery, engines, pipes, pumps, environmental control plants, and related works and services of the above products.

3) Principal office : Naniwa-ku Osaka, Japan

4) Representative : Daisuke Hatakake, President and Representative Director

5) Capital stock : 78.1billion yen

6) Total assets:

There will be a change resulting from a difference in the values between the assets to be divided and transferred to Matsushita Denko Gaiso, and the new shares of common stock allotted to Kubota.

7) Annual financial closing date : March 31

8) Effect on financial results:

Kubota currently expects that the business division will have no significant effect on its operating results and financial position, because the assets and liabilities of the business to be divided is quite small compared to the total assets and liabilities of Kubota. Kubota currently plans to announce in mid November 2003 forecasts for consolidated and parent alone financial results for the fiscal year ending March 31, 2004.

< Cautionary Statements with Respect to Forward-Looking Statements >

Projected results of operations and other future forecasts contained in this report are the estimates of the Company based on information available to the Company as of this published date. Therefore, those projections include certain potential risks and uncertainties. Accordingly, the users of this information are requested to note that the actual results could differ materially from those future projections. Major factors that could influence the ultimate outcome include the economic condition surrounding the Company, foreign exchange rates, agricultural policy in Japan, the trend of public investment and private capital expenditure in Japan, the price-competitive pressure in the market, the ability for the Company to manufacture or innovate the products which will be accepted in the market. And the user of the information should be aware that factors that could influence the ultimate outcome of the Company are not limited to the factors above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: October 3, 2003	By:	/s/ Shigeru Kimura
		Name:	Shigeru Kimura
		Title:	General Manager
Finance & Accounting Department